                                PROXY STATEMENT


          This Proxy Statement is furnished to stockholders of Transco Energy Company ("Transco" or the "Company") in connection with the solicitation by the Board of Directors of proxies and voting instructions to be used at the 1994 Annual Meeting of Stockholders to be held on May 17, 1994, or any adjournment(s) or postponement(s) thereof. The approximate date of mailing this Proxy Statement and the accompanying proxy card is April 1, 1994.

          Stockholders are requested to indicate their vote on the accompanying proxy card on the following proposals:

                           COMPENSATION OF DIRECTORS

          The Company compensates each director of the Company for his services as a director in an amount approved from time to time by the entire Board of Directors based upon the recommendation of the Compensation Committee. The Compensation Committee makes its recommendations based on the advice of an outside compensation consultant and external comparative data. Each director who was not an officer or employee of the Company in 1993 received as compensation an annual retainer of $22,000. All directors received meeting fees of $1,000 for each board meeting of the Company they attended. Additionally, each director who was not an officer or employee of the Company was paid $1,000 for each committee meeting attended, except for the Chairman of each of the Audit, Compensation and Nominating Committees, who received $1,500 for each committee meeting attended. Each director who was not an officer or employee of the Company was granted in 1993, pursuant to the Company's 1991 Incentive Plan, a stock option with respect to 1,000 shares of Common Stock of the Company with an exercise price equal to the market price of the Common Stock on the date of grant. Such options become exercisable on the first anniversary of the date of grant. For additional information with respect to certain changes to the 1991 Incentive Plan which will increase the compensation paid to non-employee directors, see Proposal 3 below.

                       PROPOSAL 2:  APPROVAL OF AUDITORS

          Upon the recommendation of the Audit Committee, the Board of Directors has unanimously approved and requests you to vote FOR the appointment of Arthur Andersen & Co. as the Company's Independent auditors to serve until the next annual meeting of stockholders. Proxies will be so voted unless stockholders specify otherwise in their proxies. For a description of the number of affirmative votes required to approve this proposal and the treatment of broker non-votes and abstentions see "Outstanding Voting Stock" below.

          Arthur Andersen & Co. will have representatives present at the meeting who will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

                     PROPOSAL 3:  APPROVAL OF AMENDED AND
                      RESTATED 1991 INCENTIVE STOCK PLAN

          The Board of Directors believes that the future success of the Company and its subsidiaries is dependent upon the quality and continuity of the Board of Directors and management, and the compensation programs have been important in attracting and retaining individuals of superior ability and in motivating their efforts on behalf of the Company.

          Thus, to keep pace with competitive trends and to support further the achievement of key strategic objectives, the Board of Directors has adopted, subject to the approval of the stockholders of the Company, an Amended and Restated 1991 Incentive Stock Plan (the "Plan") which will increase the aggregate number of shares subject to the Plan and make certain other changes discussed below. Subject to certain limitations, the additional shares will be available for grants of stock options, stock appreciation rights ("SARs"), awards of Restricted Stock, Restricted Stock Units and distributions in payment of a new feature of the Plan, Deferred Stock Units. The full text of the Amended and Restated 1991 Incentive Stock Plan is attached as Exhibit A and the following discussion is qualified by reference to such Plan.

          The purpose of the Plan continues to be to advance the interests of the Company by providing incentive awards and stock ownership opportunities to key employees, including officers and directors who are employees, and to a limited extent, non-employee directors, all who contribute significantly to the performance of the Company and its affiliates. The Company believes that stock ownership opportunities for key employees and directors are especially important to the Company and its stockholders because stock ownership aligns the interests of such persons with that of the Company's stockholders.

Description of Amendments to the Plan

          The following are the major changes made to the Plan:

          . Adds 2 million shares, making the total shares available for awards under the Plan 3.25 million.

          . Limits the aggregate number of shares available under the Plan that may be subject to awards of Restricted Stock and distributed in payment of Restricted Stock Units and Deferred Stock Units to 35% of the total shares available (i.e. 1,137,500 shares).

          . Limits the total number of stock options that may be granted to any individual during a five-year period under the Plan to 500,000 shares.

          . Provides the Plan Committee (currently the Compensation Committee of the Board of Directors) with the flexibility to grant Stock Appreciation Rights (SARs) independent of or in conjunction with stock options.

          . Adds Deferred Stock Units as a new feature of the Plan which will be available for outright grants by the Plan Committee as well as be available to employees, with the consent of the Plan Committee, to defer receipt of incentive compensation, Restricted Stock and/or Restricted Stock Unit awards until retirement or termination.

          . Adds a feature which would provide that each Director of the Company, who is not also an employee of the Company, be granted 500 Deferred Stock Units, effective as of the date of each annual meeting at which he is elected or continues to serve as a Director, commencing with the 1994 Annual Meeting. Also, adds a feature which would provide that the initial grant at the 1994 Annual Meeting include an additional grant of 2,500 Deferred Stock Units in recognition of past service on the Board of Directors. Deferred Stock Units would vest after completion of five years of service on the Board of Directors.

          . Eliminates the Performance Unit and Equity Award features of the Plan as a result of the addition of the Deferred Stock Unit feature.

          . Modifies the provisions in the Plan with regard to change in control to (i) expand the definition of "Change in Control" to include certain mergers, and (ii) delete section 10 of the Plan which dealt with the effects of a merger of similar transactions on outstanding awards.

          . Eliminates the provision permitting the granting of options or SARs upon the surrender of an option or SAR.

          . Substitutes the concept of "affiliates" for "subsidiaries", permitting the Plan Committee to make grants or awards to employees of affiliates, which is a controlled entity approved by the Plan Committee in which the Company owns 20% or more of the voting power.

          . Makes certain other definitional and clarifying changes, including adding the word "stock" to the name of the Plan.


          To the extent that executive officers and the member of the Board of Directors of the Company are entitled or may be eligible to receive grants and awards under the Plan, such persons may be said to have an interest in the Plan.

Tax Consequences

          The Company has been advised that, based on the present provisions of the Internal Revenue Code and regulations promulgated thereunder, the federal income tax consequences of the granting, vesting and exercise of awards under the Plan will generally be as described below. This discussion does not address the impact of state and local taxes or the federal alternative minimum tax, nor is it intended as tax advance to any individual.

          Nonqualified Options. An optionee will not generally recognize any taxable income, and the Company will not be allowed a tax deduction, upon the granting of a nonqualified stock option ("NQO"). Upon the exercise of an NQO, the optionee realizes ordinary income in an amount equal to the excess, if any, of the fair market value of the shares acquired at the time the Option is exercised over the exercise price for such shares. At that time, subject to the limitations of Internal Revenue Code Section 162(m), discussed in the "Compensation Committee Report on Executive Compensation" below, the Company will be allowed a tax deduction equal to the amount of ordinary taxable income recognized by the optionee, if applicable withholding requirements are satisfied.

          Incentive Stock Options. An optionee will not generally recognize any taxable income, and the Company will not be allowed a tax deduction, upon the granting of an incentive stock option ("ISO"). Upon the exercise of an ISO the optionee will not realize ordinary taxable income and the Company will be allowed a tax deduction, as long as the optionee is an employee of the Company (or of an 80-percent-owned subsidiary of the Company) from the time of the grant through the date three months before the ISO was exercised. (The foregoing requirement is waived with respect to exercise by the estate of an ISO holder who dies while employed, or within three months after the termination of his or her employment, and the three-month period is extended to one year in the case of a termination because of total and permanent disability.) If the foregoing requirement is not met, the exercise of an ISO is treated in the same manner as the exercise of an NQO (see above). The basis for the shares so acquired equals the exercise price, and the holding period for the share begins on the date after the date of shares are received. Generally, upon the deposition of shares acquired through the exercise of an ISO, the optionee will recognize long-term capital gain or loss to the extent the amount realized on the sale of such shares is greater than or less than the exercise price, as long as the disposition is not a "disqualifying disposition."

          A "disqualifying disposition" generally occurs if shares acquired upon exercise of an ISO are disposed of by the optionee prior to the expiration of two years from the date of grant of the Option or within one year of the date of transfer of shares to the optionee. (However, disposition by the estate of a deceased employee is not considered a disqualifying disposition even if it occurs prior to the expiration of the required holding periods.) Upon a disqualifying disposition, the optionee realizes ordinary taxable income (and the Company will be allowed a tax deduction, if applicable withholding requirements are satisfied and subject to the limitations of Internal Revenue Code Section 162(m), discussed in the "Compensation Committee Report on Executive Compensation" below) in an amount equal to the excess, if any, of (A) the lesser of (i) the fair market value of the shares of the date the ISO is exercised, or (ii) the amount realized on such disqualifying disposition over
(B) the exercise price. The excess, if any, of the amount realized upon such disqualifying disposition over the fair market value of the shares on the date of exercise will be taxed as long-term or short-term capital gain depending on the holding period involved. Long-term capital gain treatment is applicable if the shares were held for more than one year.

          Stock Appreciation Rights. Generally, a participant will not recognize any taxable income, and the Company will not be allowed a tax deduction, upon the granting of the SAR. Upon exercise of an SAR, the holder generally will realize ordinary taxable income in an amount equal to the sum of any cash received and the fair market value of any Common Stock received. The Company will be allowed a tax deduction equal to the amount of ordinary income recognized by the holder, if applicable withholding requirements are satisfied, and subject to the limitations of Internal Revenue Code Section 162(m), discussed in the "Compensation Committee Report on Executive Compensation" below.

          Restricted Stock and Restricted Stock Units. Generally, a participant will not recognize any taxable income, and the Company will not be allowed a tax deduction, upon the grant of Restricted Stock or Restricted Stock Units. Upon the lapsing of restrictions on Restricted Stock, the holder will recognize ordinary income equal to the fair market value of the shares on the date of such lapse. Upon the delivery of shares of stock as a result of the vesting of Restricted Stock Units, the holder will recognize ordinary income equal to the fair market value of such shares on date of delivery. In either case, the Company will be entitled to a deduction in an amount equal to the income recognized by the holder, if applicable withholding requirements are satisfied, and subject to the limitations of Internal Revenue Code Section 162(m), discussed in the "Compensation Committee Report on Executive Compensation" below. Notwithstanding the foregoing, both the holder's recognition of income and the Company's tax deduction will be deferred if the holder makes a timely election to convert such Restricted Stock or Restricted Stock Units into Deferred Stock Units (see below).

          Deferred Stock Units. Generally, a participant will not recognize any taxable income, and the Company will not be allowed a tax deduction, upon the granting or vesting of Deferred Stock Units or upon the crediting of deemed dividends or Deferred Stock Units. Moreover, a participant who makes a timely election to convert cash incentive compensation, Restricted Stock or Restricted Stock Units into Deferred Stock Units will not be taxed upon (and the Company will not be entitled to a deduction with respect to such compensation, Restricted Stock or Restricted Stock Units until such Deferred Stock Units are paid. Upon the payment of Deferred Stock Units by delivery of shares of stock and cash in lieu of fractional shares with respect to Deferred Stock Units, the holder will recognize ordinary income equal to the fair market value of such shares on the date of delivery plus the amount of such cash. The Company will be entitled to a deduction in an amount equal to the income recognized by the holder, if applicable withholding requirements are satisfied, and subject to the limitations of Internal Revenue Code Section 162(m), discussed in the "Compensation Committee Report on Executive Compensation" below.

          Change in Control. Notwithstanding the foregoing, the accelerated vesting or payment of awards under the Plan in connection with a change in control of the Company could result in the imposition upon holders of the excise tax on "excess parachute payments" and a corresponding denial of the Company's tax deduction.

                           Amended and Restated 1991
                   Incentive Stock Plan:  New Plan Benefits

     Grants and awards under the Plan which may be made to Company executive officers and other employees are not presently determinable. If the stockholders approve the Plan, such grants and awards will be made at the discretion of the compensation committee in accordance with its compensation policies, which are discussed in the "Compensation Committee Report on Executive Compensation" below. The following table sets forth the amounts of Deferred Stock Units that will be granted annually to Non-Executive Directors as a group under the Plan and the estimated value thereof:

- --------------------------------------------------------------------------------
                               New Plan Benefits
                Amended and Restated 1991 Incentive Stock Plan

                                                          Dollar       Number
Group                                                   Value($)(1)  of Units(2)
- -----                                                   -----------  -----------
Non-Executive Director Group
  (6 persons) .........................................   $254,250      18,000

- --------------------------------------------------------------------------------

(1) Based on the closing price per share of the Company's Common Stock of $14.125 on December 31, 1993.

(2) The initial grant at the 1994 Annual Meeting includes 15,000 Deferred Stock Units (2,500 per Director) with a total dollar value of $211,875 which will be granted in recognition of past service on the Board of Directors. Each non-executive director would be granted 500 Deferred Stock Units effective as of the date of each annual meeting at which he is elected or continues to serve as a director. Value is determined as described in footnote 1.

The Board of Directors believes that the Plan plays an important role in enabling the Company to secure and retain competent persons in key employee positions and it is the opinion of the Board of Directors that the amendments set forth in the Plan are necessary to allow the Compensation Committee to continue to implement its performance-based compensation program outlined in further detail in the "Compensation Committee Report on Executive Compensation" below. The Board of Directors of the Company has unanimously approved and requests you to vote FOR approval of Proposal 3. Proxies will be so voted
unless stockholders specify otherwise in their proxies.   For a description of
the number of affirmative votes required to approve this proposal and the treatment of broker non-votes and abstentions see "Outstanding Voting Stock" below.

          The table below discloses the annual and long-term compensation awarded or paid to or earned by (i) the Chief Executive Officer, (ii) the four other most highly compensated executive officers of the Company who were serving as executive officers at December 31, 1993, and (iii) one additional individual for whom disclosure would have been provided pursuant to (ii) above but for the fact that the individual was not serving as an executive officer of the Company at December 31, 1993 ((i), (ii) and (iii) above collectively referred to herein as the "Named Executive Officers") and individually referred to as a "Named Executive Officer") for services rendered to the Company in all capacities for the fiscal years ended December 31, 1993, 1992 and 1991.


               Transco Energy Company Summary Compensation Table
               -------------------------------------------------

                                                                                    Long Term Compensation
                                                                             -----------------------------------

                                            Annual Compensation                    Awards              Payouts
                                -------------------------------------------  ----------------------  -----------
        (a)              (b)        (c)            (d)             (e)           (f)         (g)         (h)          (i)
                                                                                         Securities
                                                                 Other       Restricted  Underlying
                                                                 Annual        Stock       Options      LTIP
     Name and                                                Compensation(1)  Award(s)      /SARs      Payouts      All Other
 Principal Position      Year    Salary($)       Bonus($)          ($)         ($)(2)        (#)         ($)      Compensation($)
- ----------------------  ------  -----------  --------------  --------------  ----------  ----------  -----------  ---------------
John P. Des Barres,      1993   $513,000(3)  $  275,000      $100,662(4)     $        0          0   $     0      $      0
    Chairman of the      1992   $486,667(3)  $  200,000      $383,620(4)(5)  $        0          0   $     0      $      0
    Board, President     1991   $112,500     $  605,625(6)           (7)     $1,273,628     93,800   $     0            (7)
    and Chief Exec-
    utive Officer
Robert W. Best,          1993   $315,000     $  136,900      $ 11,050(4)     $        0          0   $20,439(8)   $ 70,182(9)
    Senior Vice          1992   $307,438     $   90,000      $182,602(10)    $  144,375     12,600   $     0      $ 47,530(9)
    President-           1991   $270,838     $        0              (7)     $        0     28,300   $     0              (7)
    Natural Gas
Larry J. Dagley,         1993   $213,523     $  101,800      $ 26,211(4)     $        0     20,000   $10,311(8)   $      0
    Senior Vice          1992   $193,750     $   64,000      $ 17,461(4)     $   82,688          0   $ 8,114(11)  $      0
    President,           1991   $175,000     $        0              (7)     $        0     17,250   $20,049(11)          (7)
    Chief Financial
    Officer and
    Controller
Thomas W. Spencer        1993   $184,000     $   70,000      $ 21,265(4)     $        0          0   $10,311(8)   $ 11,328(12)
    Senior Vice          1992   $179,500     $   46,000      $ 16,707(4)     $        0          0   $ 8,314(11)  $      0
    President            1991   $175,000     $        0              (7)     $        0     17,250   $19,465(11)          (7)
David E. Varner,         1993   $240,000     $   83,400      $ 28,349(4)     $        0          0   $16,159(8)   $      0
    Senior Vice          1992   $237,500     $   60,000      $ 23,161(4)     $        0          0   $13,737(11)  $      0
    President            1991   $235,000     $        0              (7)     $        0     23,600   $33,007(11)          (7)
    General
    Counsel and
    Secretary
Robert M. Christe        1993   $180,445     $1,288,880(13)  $147,513(4)     $        0          0   $     0      $241,324(14)
    former President     1992   $208,750     $  991,250(15)  $ 28,866(4)     $   70,000     20,000   $     0      $      0
    Transco              1991   $200,000     $  248,400              (7)     $        0          0   $     0              (7)
    Energy Ventures
    Company
- -----------------

(1) Excludes perquisites and other personal benefits, securities and property paid to or earned by a Named Executive Officer, the aggregate amount of which is the lesser of $50,000 or 10% of the annual salary and bonus reported for such person in columns (c) and (d).

(2) As of the close of business on December 31, 1993, Mr. DesBarres held 20,000 shares of Restricted Stock with a value of $282,500. On January 1, 1995, 10,000 of such shares will vest and the remaining 10,000 shares will vest on January 1, 1996, assuming Mr. DesBarres is an employee of the Company on the vesting dates. To effect certain cost savings to the benefit of the Company, on December 14, 1993, the Compensation Committee approved the accelerated vesting of 26,592 shares of Restricted Stock from January 1, 1994 to December 31, 1998. As of the close of business on December 31, 1993, Messrs. Best and Dagley held 8,250 and 4,725 shares of Restricted Stock, with a value of $116,531 and $66,741, respectively. Such Restricted Stock shares vest at a rate of 2,750 and 1,575, respectively, annually on each March 24, in 1994, 1995 and 1996, assuming the holder is an employee of the Company on the vesting dates. The Company has elected to report performance-based Restricted Stock in column (h) upon the vesting thereof. As of the close of business on December 31, 1993, Messrs. Best, Dagley, DesBarres, Spencer and Varner held 14,800, 7,250, 30,350, 6,900, and 10,600 shares of performance-based Restricted Stock and 7,400, 3,625, 15,175, 3,450 and 5,300 corresponding Restricted Stock Units, respectively. The value of this Restricted Stock for Messrs. Best, Dagley, DesBarres, Spencer and Varner as of December 31, 1993 (excluding the 1991 grants, the payment of which is reported in column (h) and discussed in footnote 8 below) was $209,050, $102,406, $428,694, $94,463 and $149,725, respectively. This
     Restricted Stock is subject to performance-based vesting conditions.
     During the restriction period, all of the aforementioned shares of Restricted Stock are entitled to receive dividends payable to stockholders. All Restricted Stock values in this footnote are calculated based upon the closing price of Transco's Common Stock on December 31, 1993.

(3)  Includes director's fees of $13,000 in 1993 and $20,000 in 1992.

(4) Includes (i) except for Mr. Best, the value (as of the date of allocation) of shares of the Company's Common Stock allocated pursuant to the Company's TRAN$TOCK Plan and accruals under the Company's Benefit Restoration Plan (an Internal Revenue Code Section 4.15 Excess Plan) related to TRAN$TOCK allocations which would have been made under the TRAN$TOCK Plan but for certain limitations imposed under the Internal Revenue Code, and (ii) except for Mr. Chiste, dividends on performance-based Restricted Stock (i.e., Restricted Stock that vests only if the Company achieves certain performance goals).

(5) Also includes moving and relocation expenses including tax gross-up ($257,033) and other perquisites and personal benefits ($25,075).

(6) Represents a one-time bonus payment of $150,000 and a one-time additional payment of $455,625 which the Company agreed to pay in connection with Mr. DesBarres' agreement to accept employment with the Company. Such amounts were intended to replace bonus awards forfeited by Mr. DesBarres upon termination of his employment with his former employer.

(7) In order to facilitate the transition to the Securities and Exchange Commission's revised proxy disclosure requirements, registrants have been permitted a transition period for disclosure of the amounts reported in columns (e) and (i). Accordingly, these columns do not include information for fiscal years ended before December 15, 1992.

(8) Represents cash value of Restricted Stock which vested pursuant to grants under the Company's 1983 Incentive Plan. This Restricted Stock was issued in 1991 and vesting was subject to certain performance criteria under which all or a portion would be earned upon attainment by the Company during a performance period beginning January 1, 1991 and ending on December 31, 1993, of certain performance goals.

(9) Includes (i) a matching contribution under the Texas Gas Thrift Plan ($10,262 for 1992 and $10,013 for 1993), (ii) a related accrual ($3,562 for
     1993) under the Texas Gas Express Benefit Plan (an Internal Revenue Code
     Section 415 Excess Plan), and (iii) amounts accrued to provide a retirement benefit ($35,888 for 1992 and $55,047 for 1993) and to provide a death benefit ($1,380 for 1992 and $1,560 for 1993) under the Texas Gas Salary Continuation Plan.

(10) Includes moving and relocation expenses including tax gross-up ($156,236), other perquisites and personal benefits ($19,555) and dividends on performance-based Restricted Stock (i.e., Restricted Stock that vests only if the Company achieves certain performance goals).

(11) Represents cash payment for Performance Units earned pursuant to grants under the Company's 1983 Incentive Plan. When these Performance Units were granted in 1989 and 1988, the performance criteria under which all or a portion would be earned required that the Company and certain subsidiaries achieve certain performance goals. In 1990, the performance criteria was revised to condition the vesting of all or a portion of the awards upon the attainment of certain performance goals solely by the Company.

(12) Represents a lump sum payment pursuant to an agreement with the Company in connection with Mr. Spencer's retirement from the Company on January 1, 1994.

(13) Includes certain performance-based incentive payments reflecting the value received on the sale by the Company, in September 1993, of Transco Energy Ventures Company.

(14) Includes $215,000 of severance pay and $26,324 in executive supplemental retirement benefits paid to Mr. Chiste in connection with his termination as a result of the sale, in September 1993, of Transco Energy Ventures Company.

(15) Includes amounts paid in cash and amounts deferred pursuant to a provision of the TEVCO Incentive Plan which limits salary and bonus paid to any participant in any year to a percentage of the salary and bonus of the Company's Chief Executive Officer for such year.

- --------------------------------------------------------------------------------

Options Granted in Last Fiscal Year

Shown below is further information on the stock options reflected in column (g) of the Summary Compensation Table, granted pursuant to the Company's 1991 Incentive Plan during the fiscal year ended December 31, 1993 to the named Executive Officers.

- ----------------------------------------------------------------------------------

                       Option Grants In Last Fiscal Year
                               Individual Grants

                                   % of Total
                                   Options
                                   Granted to
                        Options    Employees   Exercise or
                        Granted    in Fiscal   Base Price   Expiration  Grant Date
Name                      (#)         Year     ($/Share)       Date      Value(2)
- -------------------    ---------   ----------  -----------  ----------  ----------
John P. DesBarres....       0         n/a          n/a         n/a         n/a
Robert W. Best.......       0         n/a          n/a         n/a         n/a
Larry J. Dagley......  20,000(1)     6.67%       $16.25      7/19/2003   $10,700
Thomas W. Spencer....       0         n/a          n/a         n/a         n/a
David E. Varner......       0         n/a          n/a         n/a         n/a
Robert M. Chiste.....       0         n/a          n/a         n/a         n/a

- ----------------------------------------------------------------------------------

(1) These options vest at a rate of 25% annually, expire ten years after the date of grant and, if held for more than 6 months, may be accelerated automatically upon a change in control of the Company, or if approved by the Compensation Committee, upon the occurrence of certain other events such as retirement. The exercise price is equal to the market value of the Company's Common Stock on the date of grant. The stock options contain a tax withholding feature which permits the optionee, with the consent of the Compensation Committee to surrender shares for the payment of any taxes due in connection with the exercise of the option.

(2) The estimated present value of stock options is based on the Black-Scholes Model, a mathematical formula that calculates a theoretical option value based on certain assumptions. The assumptions used in calculating the values that appear in this column are as follows: a volatility factor of .3277 for the 12 months preceding date of grant, a risk-free rate of return of 6.14%, yield on U.S. Treasury zero-coupon bond expiring in May 2004, and a dividend yield of 3.69%, based on the annual dividend rate as of the date of grant. The actual value, if any, that a named Executive Officer may realize will depend on the spread between the option price and the market price on the date the option is exercised. Therefore, there can be no assurance that the value estimated by the Black-Scholes model will be predictive of the actual value realized by the Named Executive Officer on the date the option is exercised.

     --------------------------------------------------------------------------

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option
Values.

None of the Named Executive Officers exercised any stock options during fiscal year 1993. Shown below is information with respect to the unexercised options to purchase the Company's Common Stock granted under the Company's 1991 Incentive Plan or 1983 Incentive Plan to the Named Executive Officers and held by them at December 31, 1993.

- -------------------------------------------------------------------------------

                Aggregated Option Exercised in Last Fiscal Year
                       and Fiscal Year-End Option Values

                             Number of Securities
                                 Underlying            Value of Unexercised
                            Unexercised Options at   In-the-Money/(1)/Options
                             Fiscal Year-End (#)      at Fiscal Year-End ($)
                                Exercisable/               Exercisable/
Name                           Unexercisable              Unexercisable
- ---------------------------    -------------            ---------------
John P. DesBarres..........    46,900/46,900               $    0/$0
Robert W. Best.............    36,175/27,826               $    0/$0
Larry J. Dagley............    30,170/31,214               $    0/$0
Thomas W. Spencer..........    30,573/11,214               $    0/$0
David E. Varner............    44,800/15,600               $    0/$0
Robert M. Chiste...........    34,627/     0               $2,500/$0

- --------------------------------------------------------------------------------

(1) A stock option is considered to be "in-the-money" if the market price of the related stock is higher than the exercise price of the option. The Transco Common Stock price at December 31, 1993 was $14.125 per share.
- --------------------------------------------------------------------------------

Long Term Incentive Plans Awards in Last Fiscal Year.

          Shown below is information with respect to long-term incentive awards made to the Named Executive Officers in the fiscal year ended December 31, 1993 under the Company's 1991 Incentive Plan.
- --------------------------------------------------------------------------------

- -------------------------------------------------------------------------------------------------------------------

                                                       Long-Term Incentive Plan
                                                      Awards in Last Fiscal Year

                                           Number of       Performance or        Estimated Future Payouts Under
                                         Shares, Units   Other Period Until       Non-Stock Price-Based Plans
                                           or Other         Maturation or        ------------------------------
Name                                       Rights(#)           Payout         Threshold(#)   Target(#)   Maximum(#)
- ----                                     -------------   ------------------   ------------   ---------   ----------
John P. DesBarres......................    18,350(1)     1/4/93 to 12/31/95      3,120         18,350      27,525
                                            9,175(2)

Robert W. Best.........................     9,250(1)     1/4/93 to 12/31/95      1,573          9,250      13,875
                                            4,625(2)

Larry J. Dagley........................     4,450(1)     1/4/93 to 12/31/95        757          4,450       6,675
                                            2,225(2)

Thomas W. Spencer......................     4,100(1)(3)  1/4/93 to 12/31/95        697          4,100       6,150
                                            2,050(2)(3)

David E. Varner........................     6,200(1)     1/4/93 to 12/31/95      1,054          6,200       9,300
                                            3,100(2)

Robert M. Chiste.......................       N/A                       N/A        N/A           N/A         N/A

- --------------------------------------------------------------------------------------------------------------------

(1) Represents performance-based Restricted Stock granted pursuant to the 1991 Incentive Plan. A grantee of such Restricted Stock is the record owner thereof during the restriction period and has all rights of a stockholder including the right to vote and to receive dividends; provided, however, that such grantee does not have the right to transfer such Restricted Stock until the restrictions relating thereto are removed by the Compensation Committee upon the achievement by the Company of certain performance goals. The performance criterion for these awards is based upon the Company's total shareholder return relative to a peer group of other companies. See "Compensation Committee Report on Executive Compensation" below.

(2) Represents the grant of Restricted Stock Units which are issued in conjunction with the Restricted Stock presented immediately above. A Restricted Stock Unit represents one share of Common Stock to be issued to the grantee in the future upon the determination by the Compensation Committee that the Company has achieved specified performance goals in excess of the goals set for a corresponding grant of Restricted Stock. All awards of Restricted Stock and Restricted Stock Units presented above are accompanied by tax withholding rights.

(3) This award was forfeited by Mr. Spencer in connection with his retirement on January 1, 1994.

- --------------------------------------------------------------------------------

Transco Energy Company Retirement Plan and Supplemental Benefit Plan Pension
Table

          The following table shows the estimated annual benefits that would be payable upon normal retirement under the Transco Retirement Plan and, if applicable, the Transco Supplemental Benefit Plan, to employees in various earnings classifications with representative years of service, assuming in each case that the employee elected a single life annuity as the form of benefit payment. Benefits listed in the table are not subject to a deduction for offsets for social security or other offset amounts. The Transco Supplemental Benefit Plan provides benefits to participating executives that cannot be paid under the Transco Retirement Plan because of limitations imposed by the Internal Revenue Code on benefits payable under a qualified plan.

- --------------------------------------------------------------------------------

                                  PENSION PLAN TABLE

                                        Years of Service
                   ------------------------------------------------
Remuneration(1)       15        20        25        30        35
- ---------------    --------  --------  --------  --------  --------
$  200,000 .....   $ 50,796  $ 67,728  $ 84,660  $101,592  $118,624
$  400,000 .....   $103,302  $137,728  $172,161  $206,593  $241,025
$  600,000 .....   $155,796  $207,729  $259,662  $311,594  $363,526
$  800,000 .....   $208,291  $277,728  $347,160  $416,592  $486,024
$1,000,000 .....   $260,796  $347,728  $434,652  $521,593  $608,525

- -----------------------------------------------------------------------------


(1) The covered compensation upon which final average earnings are computed under the Transco Retirement Plan is the base compensation of the participant, excluding bonuses, commissions, per diem, premium pay or any other extra compensation, reimbursement for business expenses, group life insurance premiums, overtime pay, or any benefits under the Transco Retirement Plan or any other benefit plan with the exception of Internal Revenue Code Section 401(k) contributions made under the Transco Thrift Plan and salary reduction contributions made under the Company's Internal Revenue Code Section 125 cafeteria plan and is subject to the Internal Revenue Code limitation described above. This base compensation is set forth in column (c) of the Summary Compensation Table. Final average earnings are computed by averaging covered compensation over the highest three consecutive years out of the final five years prior to retirement. Under the Transco Supplemental Benefit Plan, the covered compensation includes all covered compensation under the Transco Retirement Plan, without regard to the Internal Revenue Code limitation described above, plus annual incentive compensation. This annual incentive compensation is set forth in Column (d) of the Summary Compensation Table except for Mr. Chiste whose bonuses under the TEVCO Incentive Plan have not come within the definition of incentive compensation as defined in the Transco Supplemental Benefit Plan.

- --------------------------------------------------------------------------------

          The current years of service with the Company for the Named Executive Officers as of December 31, 1993 are: Mr. DesBarres 2.33 years, Mr. Dagley
8.42 years, Mr. Spencer 41.92 years, Mr. Varner 11.67 years and Mr. Chiste 7.67 years, respectively. Mr. Best does not participate in this plan. Mr. DesBarres has also entered into a Supplemental Retirement Agreement which credits him with an additional 28 years of service for the purposes of calculating his retirement benefit. Mr. DesBarres will vest in this benefit upon his death or disability, if he is an employee of the Company on September 30, 1994 or if his employment is terminated prior to such date by the Company other than for "Cause," as defined, or if Mr. DesBarres terminates his employment for "Good Reason," as defined. Any amount received under this agreement is required to be reduced by any amount Mr. DesBarres receives under any other employer's retirement plan. This agreement was entered into by the Company and Mr. DesBarres in connection with his acceptance of employment with the Company and is intended to replace a similar benefit which he had been provided by his previous employer.

Texas Gas Retirement Plan and Supplemental Benefit Plan Pension Table

          The following table shows estimated annual benefits that would be payable on normal retirement under the Texas Gas Retirement Plan and, if applicable, the Texas Gas Supplemental Benefit Plan to participants in such plans in various earnings classifications, with representative years of service, assuming in each case that the employee elected a 5-year certain and life thereafter annuity as the form of benefit payment. Benefits listed in the table are not subject to a deduction for offsets for social security or other offset amounts. The Texas Gas Supplemental Benefit Plan provides benefits to participating executives that cannot be paid under the Retirement Plan because of certain limitations imposed by the Internal Revenue Code on the benefits payable under a qualified plan.

- ----------------------------------------------------------------------

                              PENSION PLAN TABLE

                                      Years of Service
                      ------------------------------------------------
Remuneration(1)          15        20        25        30        35
- ---------------       --------  --------  --------  --------  --------
$  200,000            $ 48,180  $ 64,240  $ 80,300  $ 96,360  $112,420
$  400,000            $ 96,930  $129,240  $161,550  $193,860  $226,170
$  600,000            $145,680  $194,240  $242,800  $291,360  $339,920
$  800,000            $194,430  $259,240  $324,050  $388,860  $453,670
$1,000,000            $243,180  $324,240  $405,300  $486,360  $567,420

- --------------------------------------------------------------------------------

(1) The covered compensation upon which final average earnings are computed under the Texas Gas Retirement Plan and the Texas Gas Supplemental Benefit Plan is the base compensation of the participant, excluding overtime, bonuses, commissions, payments under an employee benefit plan, or other special compensation without regard to the Internal Revenue Code limitation described above. This base compensation is set forth in column (c) of the Summary Compensation Table.

- --------------------------------------------------------------------------------

          Mr. Best, whose years of service at December 31, 1993 were 19.25 years, is the only Named Executive Officer who participates in the Texas Gas Retirement Plan or the Texas Gas Supplemental Benefit Plan.

Termination and Severance Agreements

          The Company has entered into a Termination Agreement with Mr. DesBarres. This Agreement provides that if a "change in control," as defined, occurs and Mr. DesBarres' employment with the Company terminates within five years after the change in control and prior to his 65th birthday, the Company will pay him, as a termination payment, a lump sum equal to his annual salary, estimated bonus amounts and the value of certain benefits under the Company's benefit plans and programs which would have accrued during a period of up to five years after the change in control, subject to certain adjustments and offsets, including an offset relating to salary earned with a subsequent employer. Mr. DesBarres has also entered into a Severance Agreement which provides benefits similar to the Termination Agreement for the period from the date of termination and ending September 1996, but is not conditioned upon the occurrence of a change in control of the Company. The Severance Agreement terminates in September 1996, unless extended by mutual agreement.

          Mr. Best has entered into a Severance Agreement with provisions similar to those described for Mr. DesBarres above, except that the Severance Agreement provides, upon termination of employment by the Company, for the payment by the Company of a lump sum equal to Mr. Best's annual base salary, estimated bonus amounts and the value of certain benefits under the Company's employee benefit plans and programs which would have accrued during a period of up to three years after termination, subject to certain adjustments and offsets, including an offset relating to salary earned with a subsequent employer.

          Messrs. Dagley, Spencer and Varner have entered into Severance Agreements with provisions similar to those described above for Mr. Best, except that the Agreements provide for the payment by the Company of benefits which would have accrued during a one-year period after termination and the payment of the annual base salary amount is to be paid in semi-monthly installments for twelve months.

          Messrs. Dagley, Spencer and Varner have also entered into Termination Agreements with provisions similar to those described above for Mr. DesBarres, except that each shall be entitled to receive, upon termination within three years after a change in control, a lump sum amount equal to the sum of annual base salary, estimated bonus amounts and the value of certain benefits under the Company's employee benefit plans and programs which would have accrued during a period of up to three years after the change in control, subject to certain adjustments and offsets, including an offset relating to salary earned with a subsequent employer.


            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

          The Compensation Committee (the "Committee") of the Board of Directors is comprised of three directors who are neither officers nor employees of the Company. The principal functions of the Committee are set forth above under the heading "Committees of the Board." The Committee has submitted the following report to stockholders on executive compensation:

Compensation Philosophy

          In 1993, the recommendations of the Company's outside executive compensation consultant were reviewed and the Committee readopted an executive compensation philosophy, relative to the Company's executive officers, that is comprised of the following key principles:

          . Compensation is to be motivational and reinforce the execution of business strategy and the achievement of key financial and operating objectives, and ultimately the enhancement of stockholder value. To this end, the compensation program has been focused on shifting the balance from fixed pay to variable pay which is contingent on Company performance, with Company executives having the opportunity to receive above average total compensation if the Company's performance is above average and below average total compensation if the Company's performance is below average, when compared to its industry peers.

          . Levels of compensation are to be structured to reflect the level of job responsibility, individual performance and industry peer comparisons.

          . Executive compensation is to be competitive, so as to support the Company's ability to attract and retain qualified executives and be reasonably flexible to allow the Company to be responsive to changing business conditions.

          . An important goal of the program is to increase stock ownership by Company executives, thus aligning the interests of executives with those of stockholders.

          The Committee is in the process of reviewing the effect on the Company's compensation program of new Internal Revenue Code Section 162(m), which disallows tax deductions for certain executive compensation in excess of $1 million per year per individual, unless it qualifies for an exception for "performance-based compensation." The Amended and Restated 1991 Incentive Stock Plan (the "Plan"), for which stockholder approval is being requested pursuant to Proposal 3, includes certain provisions, including a limitation on the number of stock options that can be granted to any individual in a given five-year period, that are intended to help ensure that options under the Plan qualify for this exception. Moreover, to help ensure that all Restricted Stock and Restricted Stock Units awarded pursuant to the Plan during 1994 are also eligible for the exception, such awards are contingent upon the achievement of objective performance goals, and stockholder approval of such performance goals. The Committee expects that the Company will seek such approval at the 1995 Annual Meeting of Stockholders. Because the regulations proposed by the Internal Revenue Service relating to Section 162(m) are not final, it is not certain that all awards under the Plan will qualify for the exception. Moreover, the Committee may make awards and provide for other compensation that may not be fully deductible under Section 162(m), if it determines that such actions would be in the best interests of the Company.

Peer Companies and Comparative Data

          The Company uses an industry peer group to serve as a benchmark for competitive pay levels and compensation practices for executive officers. The formal industry peer group consists of ten companies (including Transco) which are engaged primarily in the natural gas transmission business. These industry peers (the "Industry Peer Group") are the same companies for which cumulative total return is tracked in the Performance Graph contained in this Proxy Statement. The composition of this group is reviewed periodically by the Committee to ensure its appropriateness. The Committee also reviews compensation data from a wider group of companies in the natural gas industry because these additional companies compete with the Company in the employment market for executives.

Executive Compensation Committee

          Base Salary. Base salaries are administered within salary grades and ranges assigned to each executive that were determined through the use of a nationally recognized formal job evaluation program. Salary ranges represent the competitive base salary practice for similar positions in the natural gas industry, including the Industry Peer Group, and are focused around the fiftieth percentile. In establishing salary levels against this range, the Committee primarily considers salary and bonus levels of its competitors. However, in establishing the salary level of the Chief Executive Officer, the entire compensation package of the Chief Executive Officer is considered. Committee decisions to adjust base salary generally take into consideration the executive's individual performance, tenure, and position within the salary range, as well as external comparative data.

          In September 1993, the Committee, with the assistance of its outside compensation consultant, reviewed the salary range for the Chief Executive Officer position established by the Company through its formal job evaluation system and an analysis of comparative company data. The Committee determined that Mr. DesBarres' total compensation package was reasonably competitive as compared to chief executive officers of the Industry Peer Group, given the companies' relative size and performance. Consequently, the Committee decided no major changes in Mr. DesBarres' base salary were necessary based on the competitive data.

          Annual Incentives. Annual Incentives are administered under the Transco Incentive Compensation Plan (the "Incentive Compensation Plan"). All key employees, including the Named Executive Officers, participate in the Incentive Compensation Plan Target awards under the Incentive Compensation Plan are established at the beginning of each fiscal year and are expressed as a percentage of base salary. These target awards are based upon the Committee's assessment of the executive officer's job responsibilities and expected future contributions as well as external comparative data. Performance goals are determined by the Committee at the beginning of each fiscal year and are based upon the Company's financial and operating plan approved by the Board of Directors. After the close of each year, the Committee determines the achievement by the Company and its major subsidiary units of their respective performance goals and, in its sole discretion, approves general funding of the Incentive Compensation Plan if, in its opinion, Company performance warrants. The Committee then further reviews the individual performance of the executive officers and determines individual awards based on each individual executive's performance.

          Because Transco Energy Ventures Company ("TEVCO") was focused on developing new ventures and emerging technologies, annual incentives for Mr. Chiste and other TEVCO executives were also administered under the TEVCO Incentive Plan, which was designed to reward the value-building entrepreneurial goals pivotal to the success of start-up businesses. The TEVCO Plan was developed with the help of an outside executive compensation consultant and was sharply focused on the achievement of specific stated goals relating to asset appreciation. As a result of his participation in the TEVCO Plan, Mr. Chiste participated in the Incentive Compensation Plan on a significantly reduced basis. Amounts paid to Mr. Chiste in 1993 included certain performance-based incentive payments, including payments under the TEVCO Plan, reflecting the value received on the sale by the Company, in September 1993, of TEVCO. As a result of and concurrent with the sale, Mr. Chiste terminated his employment with the Company.

          In evaluating the performance and granting of incentive awards for 1993 for the Company's Named Executive Officers, including the Chief Executive Officer, the Committee placed great emphasis on the strong operating performance of the Company's gas pipeline businesses. Gas pipeline operating performance was given more weight in the Committee's final analysis than any other factor. The Committee also considered other factors, including the Company's overall achievement of its performance objectives and the Company's success in resolving a number of its remaining contingency items, completing the sale of Transco Energy Ventures Company, renegotiating existing revolving credit facilities and exchanging a new series of preferred stock for the Company's 9.25% Cumulative Convertible Preferred Stock. In January 1994, Mr. DesBarres was granted an annual incentive of $275,000 under the provisions of the Incentive Compensation Plan in recognition of the Company's performance and his contribution during 1993. Under his leadership, the Company achieved or exceeded many of its financial and strategic objectives and as a result, the amount of Mr. DesBarres' final award was more than the target incentive award established for the Chief Executive Officer at the beginning of the year. However, Mr. DesBarres' total cash compensation was appropriately positioned as compared to the Industry Peer Group, in keeping with the Committee's general compensation philosophy.

          Long-term Incentives. Long-term incentives are administered by the Committee under the 1983 Incentive Plan and the 1991 Incentive Plan, both of which have been approved by stockholders. The 1983 Plan terminated as to future grants on December 31, 1993. Since 1990, the Committee has placed greater emphasis on the use of stock-based long-term incentive compensation and conditioning the vesting of such awards on the achievement of financial returns to stockholders. The granting of stock options and performance-based Restricted Stock is designed to better align the interests of the Company's executive officers with those of its stockholders.

          A.  Stock Options

          Stock option grants are made to the executive group periodically at 100% of fair market value on the date of the grant. Such stock options have a ten-year term and vest at a rate of 25% annually. The number of options granted is based upon grant guidelines recommended by an outside executive compensation consultant and are designed to be competitive at the median in accordance with general industry practice. These guidelines set forth a target range of stock options to be granted to each executive position within the Company. The Committee periodically reviews the number of stock options held by each executive officer and makes additional grants, if appropriate, due to factors such as the executive's expected future contributions, the assumption of additional job responsibilities and/or the Committee's assessment of an executive's individual performance. In 1991, the Committee granted certain of the Named Executive Officers, including the Chief Executive Officer, stock options designed to be equivalent to what they would have received over a three-year period under the Company's normal practice. As a result, certain Named Executive Officers, including the Chief Executive Officer, were not granted stock options in 1992 or 1993.

          B.  Restricted Stock

          Performance-based Restricted Stock is granted annually to the executive group and is earned or forfeited three years later based upon Company performance. These shares are issued in conjunction with a grant of Restricted Stock Units which entitles the grantee to be issued additional shares of stock in the event the Company exceeds the performance criterion on which the vesting of the corresponding grant of Restricted Stock is based. The number of Restricted Stock Units granted equals 50% of the number of Restricted Stock shares granted. Restricted Stock shares are issued in the name of the executive officer and are held in escrow until the achievement of the performance criterion. During the restriction period, the executive is entitled to receive dividends and to vote the Restricted Stock shares. The performance criterion is based solely on the Company's ranking with respect to total shareholder return (stock appreciation plus dividends) relative to the Industry Peer Group during the three-year performance period. For example, if, at the end of the performance period, the Company's total shareholder return as compared to the Industry Peer Group ranks (a) number one, the executive would vest in 100% of his Restricted Stock shares and would be issued one share of Common Stock for each Restricted Stock Unit held, (b) number four, the executive would vest in

100% of his Restricted Stock shares and receive no award related to the Restricted Stock Units, or (c) number ten, the executive would receive no award, forfeiting all of his or her Restricted Stock shares and Restricted Stock Units. The size of each Restricted Stock and Restricted Stock Unit award granted to each executive officer is based upon grant guidelines recommended by an outside executive compensation consultant and the Committee's assessment of such executive's past accomplishments, the executive's expected future contributions to the Company's long-term success and external comparative data. Generally, the amount of an executive's grant of performance-based Restricted Stock approximates the number of shares of Common Stock having a market value on the first day of the Performance Period equal to a percentage of the executive's base salary. The Committee determines the percentage after having reviewed recommendations of the consultant. This percentage ranges from thirty to fifty percent of salary.

          In accordance with the Company's annual grant program, in January 1993, Mr. DesBarres was granted 18,350 shares of performance-based Restricted Stock and 9,175 corresponding Restricted Stock Units for the Performance Period beginning on January 4, 1993 and ending on December 31, 1995. The amount of the grant approximated fifty percent of Mr. DesBarres' base salary based upon the price of the Company's Common Stock on the first day of the Performance Period.

Conclusion

          The Committee, acting on behalf of the Board of Directors and, by extension, the stockholders, is responsible for overseeing the compensation program for the Company's executive officers and other key employees. The program currently in place is structured in a manner which is competitive, motivational and is designed to align the executive's interests with those of the Company's stockholders. The program emphasizes increased performance-based compensation, stock price growth (both absolutely and relative to the Industry Peer Group) and greater ownership of the Company's stock by executives. The Committee believes it is in the stockholders' interest to compensate the executives above average when their performance meets or exceeds high standards set by the Committee in terms of the Company's own performance and relative to the Industry Peer Group, so long as there is a comparable downside risk to compensation when performance falls short of high standards. The Committee believes the Company's current executive compensation program meets these requirements and is deserving of stockholder support.

          The Committee has reviewed, and has had its outside executive compensation consultant review, the Amended and Restated 1991 Incentive Stock Plan outlined in Proposal 3 in this Proxy Statement. Based upon that review, the Committee has unanimously approved and urges stockholders to vote FOR Proposal 3, approval of the Amended and Restated 1991 Incentive Stock Plan. The Committee believes that the proposed changes to the Plan will facilitate the Committee's achievement of its compensation goals consistent with the philosophy outlined in this report.

                                       Respectfully submitted:


                                       J. David Grissom, Chairman
                                       Gordon F. Ahalt
                                       Frederick H. Schultz


March 9, 1994

Security Ownership of Directors and Management

          The following sets forth, as to the Common Stock of the Company, the number of such securities held by each Director, each of the Named Executive Officers and the Directors and executive officers of the Company as a group. None of the Company's Directors and executive officers own any of the Company's Cumulative Convertible Preferred Stock, $3.50 Series.

                                           Amount and
                                           Nature of
                                           Beneficial
                                           Ownership       Percent
                                             as of           of
    Name                                   March 23, 1994   Class
    ----                                   --------------  --------
   Directors
Gordon F. Ahalt........................     10,000/(1)/        *
Benjamin F. Bailar.....................     10,000/(1)/        *
John P. DesBarres......................    200,756/(2)/        *
Robert W. Fri..........................      9,102/(1)/        *
J. David Grissom.......................     10,000/(1)/        *
William H. Luers.......................      9,300/(1)/        *
Frederick H. Schultz...................      9,000/(1)/        *

   Named Executive Officers
Robert W. Best.........................     99,092/(3)/        *
Larry J. Dagley........................     86,733/(4)/        *
Thomas W. Spencer......................     50,038/(5)/        *
David E. Varner........................     86,156/(6)/        *
Robert M. Chiste.......................     45,529/(7)/        *
- ---------
Directors and executive officers as a
  group (14 persons)...................    566,839/(8)/     1.39%

- --------------------------------------------------------------------------------

(1) Includes 9,000 shares covered by outstanding options granted under the Company's 1983 Incentive Plan or 1991 Incentive Plan which are currently exercisable or are exercisable within 60 days from the record date, March 23, 1994.

(2) Includes 67,750 shares of Restricted Stock granted under the Company's 1991 Incentive Plan over which Mr. DesBarres has voting power, but does not have investment power; 2,060 shares held in the Company's TRAN$TOCK Plan over which Mr. DesBarres has voting power but does not have investment power; and 46,900 shares covered by outstanding options granted under the Company's 1991 Incentive Plan which are currently exercisable or are exercisable within 60 days of March 23, 1994. Mr. DesBarres is also Chief Executive Officer of the Company.

(3) Includes 31,850 shares of Restricted Stock over which Mr. Best has voting power but does not have investment power and 43,600 shares covered by outstanding options which are currently exercisable or are exercisable within 60 days of March 23, 1994.

(4) Includes 17,575 shares of Restricted Stock over which Mr. Dagley has voting power but does not have investment power; 5,983 shares held in the Company's TRAN$TOCK Plan over which Mr. Dagley has voting power but does not have investment power; and 32,758 shares covered by outstanding options which are currently exercisable or are exercisable within 60 days of March 23, 1994.

(5) Includes 4,916 shares held in the Company's TRAN$TOCK Plan over which Mr. Spencer has voting power but does not have investment power; and 41,787 shares covered by outstanding options which are currently exercisable. Mr. Spencer retired from the Company on January 1,1994.

(6) Includes 16,450 shares of Restricted Stock over which Mr. Varner has voting power but does not have investment power; 6,961 shares held in the Company's TRAN$TOCK Plan over which Mr. Varner has voting power but does not have investment power; and 48,650 shares covered by outstanding options which are currently exercisable or are exercisable within 60 days of March 23, 1994.

(7) Includes 6,152 shares held in the Company's TRAN$TOCK Plan over which Mr. Chiste has voting power but does not have investment power; and 34,627 shares covered by outstanding options which are currently exercisable. Mr. Chiste terminated his employment with the Company in September 1993 as a result of the sale of Transco Energy Ventures Company.

(8) Includes 137,825 shares of Restricted Stock over which the executive officers including the Named Executive Officers have voting power but not investment power; 15,004 shares held in the Company's TRAN$TOCK Plan over which the executive officers have voting power but not investment power; and 230,283 shares owned by directors and executive officers covered by outstanding options which are currently exercisable or are exercisable within 60 days of March 23, 1994. Stock held by Messrs. Chiste and Spencer, who are no longer with the Company, is excluded from this total.

 *   Represents less than 1% of the Class of Common Stock.
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